UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK
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UNITED STATES OF AMERICA,   :

      - v -   :   <u>WAIVER OF INDICTMENT</u>

BNP PARIBAS, S.A.,   :

        Defendant.   :

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        The above-named defendant, which is accused of violating Title 18, United States Code, Section 371, being advised of the nature of the charge and of its rights, hereby waives, in open Court, prosecution by indictment and consents that the proceeding may be by information instead of by indictment.

                       _____

                       BNP Paribas, S.A.

                         By:_____

                       _____

                       Witness

                       _____

                       Counsel for Defendant

Dated: New York, New York
          _____, 2014